UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company (Issuer))

ASAHI KASEI CORPORATION

ASCLEPIUS SUBSIDIARY CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Takashi Shimodaira

General Manager, 1st Group, Legal Dept.

Asahi Kasei Corporation

1-105 Kanda Jinbocho, Chiyoda-ku

Tokyo, Japan, 101-8101

+81 3 3296 3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

John Palenberg

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,259,915,810	$258,987

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 24,300,170 shares of common stock, $0.01 par value per share, of ZOLL Medical Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of, as of March 9, 2012, (i) 22,277,142 Shares issued and outstanding (including 162,318 Shares in respect of outstanding restricted stock awards) and (ii) 2,023,028 Shares issuable upon the exercise of outstanding options) multiplied by (b) the offer price of $93.00 per Share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $258,987	Filing Party: Asahi Kasei Corporation, Asclepius Subsidiary Corporation
Form or Registration No.: Schedule TO-T	Date Filed: March 26, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”), originally filed with the SEC on March 26, 2012 by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Asahi Kasei”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL”), at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

Items 1-11.

Items 1-11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer to Purchase is hereby amended and supplemented by including the following:

“Asahi Kasei has issued a press release announcing that the initial offering period of the Offer expired at 12:00 Midnight, New York City time at the end of Friday, April 20, 2012. The Depositary for the Offer has advised Asahi Kasei and Purchaser that, as of such time, an aggregate of approximately 20,916,921 Shares were tendered into, and not withdrawn from, the Offer (including 3,088,887 Shares tendered by notices of guaranteed delivery) representing approximately 93.82% of the outstanding Shares and approximately 86.08% of the outstanding Shares calculated on a fully diluted basis. Excluding shares tendered by notices of guaranteed delivery, the validly tendered Shares represent approximately 79.97% of the outstanding Shares and approximately 73.37% of the outstanding Shares calculated on a fully diluted basis. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

Asahi Kasei further announced that it is commencing a subsequent offering period for three (3) business days, which will expire at 12:00 Midnight, New York City time, at the end of Wednesday, April 25, 2012. The purpose of this subsequent offering period is to enable ZOLL shareholders who have not previously tendered their Shares in the Offer to do so and promptly receive the same $93.00 per Share that was paid during the initial offering period. During the subsequent offering period, tendering shareholders will not have withdrawal rights.

Section 11.05 of the Massachusetts Business Corporations Act (the “MBCA”) provides that, if a Massachusetts corporation owns at least 90% of the voting power of each class and series of the outstanding shares of a subsidiary corporation that have voting power, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, without any approval on the part of the board of directors or the shareholders of such subsidiary corporation (a “short-form merger”).

If, following expiration of the subsequent offering period, Purchaser owns more than 90% of the issued and outstanding Shares, Asahi Kasei will effect a short-form merger of Purchaser into ZOLL in accordance with Section 11.05 of the MBCA as soon as reasonably practicable and, thereafter, ZOLL will be an indirect wholly-owned subsidiary of Asahi Kasei.

ZOLL has granted Purchaser an irrevocable option (the “top-up option”), exercisable within one (1) business day following the expiration of a subsequent offering period, to purchase from ZOLL the number of Shares necessary for Purchaser to complete a short-form merger with ZOLL. Purchaser plans to exercise the top-up option in accordance with the Merger Agreement if, following expiration of the subsequent offering period, Purchaser owns more than approximately 82.9% but less than 90% of the issued and outstanding Shares.

Upon completion of the short-form merger, each outstanding Share that was not acquired by Purchaser in the Offer, other than Shares owned by Asahi Kasei, Purchaser, ZOLL, or any direct or indirect subsidiary of Asahi Kasei or ZOLL or held by shareholders who properly exercise appraisal rights, if any, available under Massachusetts law, will be canceled and converted into the right to receive $93.00 per Share, without interest and less any required withholding taxes. This is the same price per Share paid in the Offer.”

Upon completion of the merger, ZOLL will become a wholly owned subsidiary within the Asahi Kasei Group, managed by the current ZOLL management team and with all current business units and operations remaining intact. ZOLL will also be delisted from the NASDAQ stock exchange at that time, if not sooner.

The full text of the press releases issued by Asahi Kasei in Japan and the United States on April 23, 2012 in connection with the expiration of the Offer is filed as Exhibits (a)(5)(F) and (a)(5)(G) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by inserting the following exhibit:

Exhibit (a)(5)(F)	Press Release regarding expiration of the tender offer issued by Asahi Kasei, dated April 23, 2012

Exhibit (a)(5)(G)	English translation of Japanese Press Release issued by Asahi Kasei, dated April 23, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: April 23, 2012

ASAHI KASEI CORPORATION

By:	/s/ Taketsugu Fujiwara
Name:	Mr. Taketsugu Fujiwara
Title:	President and Representative Director

ASCLEPIUS SUBSIDIARY CORPORATION

By:	/s/ Hideo Hikami
Name:	Mr. Hideo Hikami
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 26, 2012 (1)

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (3)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (4)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (5)

(a)(5)(A)	Joint Press Release issued by Asahi Kasei and ZOLL, dated March 12, 2012 (6)

(a)(5)(B)	English Translation of Japanese Press Release issued by Asahi Kasei, dated March 12, 2012 (7)

(a)(5)(C)	Materials for Asahi Kasei Investor Presentation, dated March 12, 2012 (8)

(a)(5)(D)	Form of summary advertisement, published March 26, 2012 in The Wall Street Journal (9)

(a)(5)(E)	Press Release regarding commencement of the tender offer issued by Asahi Kasei, dated March 26, 2012 (10)

(a)(5)(F)	Press Release regarding expiration of the tender offer issued by Asahi Kasei, dated April 23, 2012

(a)(5)(G)	English translation of Japanese Press Release issued by Asahi Kasei, dated April 23, 2012

(b)(1)	Commitment Letter, dated March 12, 2012, by and among UBS AG, Tokyo Branch and Asahi Kasei Corporation (11)

(b)(2)	English Language Summary of Debt Financing Agreement, dated April 9, 2012, by and among Asahi Kasei Corporation, UBS AG, Tokyo Branch, Sumitomo Mitsui Banking Corporation and certain lenders party thereto (12)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and ZOLL (13)

(d)(2)	Confidentiality Agreement, effective as of January 25, 2012, by and between Asahi Kasei and ZOLL (14)

(d)(3)	Tender and Voting Agreement, dated as of March 12, 2012, by and among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and certain shareholders of ZOLL (15)

(d)(4)	Limited Waiver of Tender and Voting Agreement, dated as of March 29, 2012, by Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser (16)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012

(2)	Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(3)	Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(4)	Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(5)	Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(6)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(7)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(8)	Incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(9)	Incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(10)	Incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(11)	Incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(12)	Incorporated by reference to Exhibit (b)(2) to the Schedule TO-T/A filed by Asahi Kasei on April 13, 2012
(13)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZOLL on March 12, 2012
(14)	Incorporated by reference to Exhibit (d)(2) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(15)	Incorporated by reference to Exhibit 2.2 to the Form 8-K filed by ZOLL on March 12, 2012
(16)	Incorporated by reference to Exhibit (d)(5) to the Schedule TO-T/A filed by Asahi Kasei on April 2, 2012

6